SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EVERTEC, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30040P103

(CUSIP Number)

July 1, 2022

(Date of Event to Which This Filing Relates)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 30040P103

1	Names of reporting persons: Popular, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization: The Commonwealth of Puerto Rico

Number of shares beneficially owned by each reporting person with:	5	Sole voting power: 7,065,634
	6	Shared voting power: 0
	7	Sole dispositive power: 7,065,634
	8	Shared dispositive power: 0

9	Aggregate amount beneficially owned by each reporting person: 7,065,634
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9): 10.6%
12	Type of reporting person (see instructions): CO

Item 1.	(a) Name of Issuer.

EVERTEC, Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices.

Cupey Center Building, Road 176, Kilometer 1.3, San Juan, Puerto Rico 00926

Item 2.	(a) Name of Person Filing.

Popular, Inc.

Item 2.	(b) Address of Principal Business Office.

209 Muñoz Rivera Avenue, Hato Rey, Puerto Rico 00918

Item 2.	(c) Citizenship.

The Commonwealth of Puerto Rico

Item 2.	(d) Title of Class of Securities.

Common Stock

Item 2.	(e) CUSIP No.

30040P103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a(n):

Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

7,065,634

(b)	Percent of class:

10.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

7,065,634

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

7,065,634

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2022

POPULAR, INC.

By:	/s/ José R. Coleman Tió
Name:	José R. Coleman Tió
Title:	Executive Vice President and Chief Legal Officer